

OFFERING MEMORANDUM DATED MAY 11, 2018

Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

www.legionm.com

Up to 108,400 shares of Class A Common Stock

SEE "SECURITIES BEING OFFERED" AT PAGE 28

	Price to Public		Underwriting discount and commissions	Proceeds to issuer Before expenses, discounts and commissions*	
Per share	$	8.32	N/A	$	8.32
Total Minimum	$	99,840	N/A	$	99,840
Total Maximum (oversubscription)	$	901,888	N/A	$	901,888

*See the "Plan of Distribution" for details.

This offer will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) November 6, 2018 or (3) the date at which the Offering is earlier terminated by the Company at its sole discretion. The Company has engaged a Boston Private Bank as escrow agent to hold any funds that are tendered by investors. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

In this Offering Memorandum, the term "Legion M," "the Company" or "we" refers to Legion M Entertainment, Inc.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ASSUMPTIONS AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR

CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn't be more excited about the opportunity in front of us and are thrilled that you are considering joining us. Before you get into the Offering Memorandum, there are a couple things we want to mention.

Legion M is not a conventional company. We don't intend to become one.

Most of this Offering Memorandum describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention and we want to take a moment to explain them in our own words.

Risk vs. Reward

Before you invest, it's important to understand that Legion M is a very early stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As an early stage company, we have few established customers or revenue streams and very little operating history for you to review. Startups are an inherently risky investment--statistically speaking, most of them fail.

But those that succeed often go on to change the world. Every great company — from Walt Disney Pictures to Apple Computer — started with entrepreneurs and investors who had the courage to defy the odds and try something no one else had done before.

We believe Legion M is one of those companies. We've beaten the odds before (1), and believe we can do it again. As a rule, you should never invest more than you can bear to lose in a startup company. But if you've got a little extra and want to swing for the fences, we'd love for you to join us. We're betting our money, reputations, and careers that we can make this company a success.

One Million Fans

Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by a large audience of fans has a fundamental competitive advantage over those owned by Wall Street or corporate conglomerates. In fact, our logo (the M with a bar over it, which is the Roman numeral for one million) represents our long-term goal of having one million shareholders join our company. If we can achieve this goal, Legion M will likely have hundreds of millions of dollars to invest in projects that have one million people emotionally and financially invested in their success. We believe that could make Legion M one of the most influential companies in Hollywood. We believe that by uniting one million fans, we can change the world for good.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, our investors are the foundation of our business. We are a community as much as we are a corporation.

As a management team, our job is to create value for this community. While conventional companies define shareholder value solely by dollars and cents, our definition goes one step farther:

> #### Financial ROI
> Legion M's primary goal is to run a responsible business that earns money and increases our share price. Our investors are investing their hard-earned dollars, and our job is to give them a return. Financial success

is the key to the long-term viability of our company--the more successful we are, the more great things we can do.

Emotional ROI
While financial success is the primary goal for Legion M, we believe there is more to life than money. In addition to financial return, we strive to give our investors an EMOTIONAL return for owning a piece of our company. We work hard to cultivate a vibrant community for our shareholders, look for interesting ways to take them behind the scenes with our projects, and strive to create new and exciting opportunities to be a part of the entertainment industry.

Putting an M-shaped Dent in the Universe
We are shooting for the stars with Legion M. What we're doing has never been done before. We know it won't be easy, but things worth doing rarely are. While we can't guarantee the company will be successful (nobody can promise that), we can guarantee that we'll do everything in our power to make this the best investment you've ever made.

So THANK YOU again for considering our company. Please review the information in this Memorandum. If you like what you see, we'd be honored for you to join our cause. If you don't, that's fine too. And if you're not sure, please join the Legion as a free member ⁽²⁾, so you can see for yourself what we're all about.

Onward and Upward,
Paul Scanlan and Jeff Annison
Cofounders, Legion M

⁽¹⁾ In 1999, we (along with one other cofounder) started a company called MobiTV which we grew to over 300 employees, won an Emmy award for innovation and became a worldwide leader in delivering TV outside of the living room.

⁽²⁾ You can join Legion M as a free member at www.thelegionm.com/join. As a free member, you don't have a financial stake in the company's success but you do get access to our community and many of the same benefits that are available to shareholders. It's a great way to see for yourself what Legion M is all about.

SUMMARY

Legion M is an entertainment company. Our business plan is to partner with creators - from independent filmmakers to big Hollywood studios - to produce, distribute and market movies, television shows, virtual reality experiences, transmedia content, and events. In this sense, we are similar to thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street, wealthy individuals or a corporate conglomerate. We're taking advantage of historic new equity crowdfunding laws that allow the general public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get behind the scenes and when we are successful, fans share in the rewards!

Legion M was incorporated in March 2016. As of April 30, 2017, we are not currently profitable and, although individual projects may make a profit within 12-18 months, we don't expect the company to become profitable within the next 12 months. We are not currently focused on near-term profitability. Instead, we are focused on growing the size of our community and the strategic advantage it represents.

Competitive Advantage

Our mission is to revolutionize the entertainment industry by putting a new twist (fan ownership) on proven business models for content production and distribution. We believe that having fans financially and emotionally invested in entertainment projects can increase those projects' chances of success.

Entertainment is a massive and extremely competitive market. One of the biggest challenges for most content is rising above the noise and finding an audience. Content that has a built-in audience (i.e. franchises, sequels, content based on popular intellectual properties, etc.) is extremely valuable and enjoys a substantial competitive advantage in the marketplace.

Our goal is to create our own built-in audience by getting fans invested in our projects both financially (i.e. our shareholders have a financial interest in our projects' success) and emotionally (by giving our shareholders a view into the production and distribution process). We believe that having an audience of invested fans increases our projects' chances of success. The bigger that audience gets, the more powerful it becomes.

Goal of Having One Million Shareholders

Our long-term goal is to have one million shareholders in Legion M. We believe that with a community of that size we'd be unstoppable. It is an ambitious goal but we believe over time we can achieve it. If we're successful at achieving this goal, we believe we can become one of the most influential companies in Hollywood.

Revenue Plan

We plan to develop and produce movies, television shows, virtual reality experiences, transmedia content and events. Our plan is to partner with proven creators to create content and use established and emerging distribution channels to monetize it. Our goal is to have a diversified slate of projects that can generate revenue from one or more of the following activities:

- Partnering with other studios, production companies and distributors to develop, produce, license and distribute content into the entertainment ecosystem;
- Producing and developing original content that can be licensed to studios/distributors, or offered directly to consumers via iTunes, App Stores and other platforms;
- Offering brand integrations and sponsorships; and
- Offering content, merchandise, and experiences that are sold directly to consumers via our website.

Finance Plan

As of April 30, 2018, we have raised approximately $3 million from over 6,500 investors in offerings under Regulation A, Regulation CF and Regulation D. On May 16, 2016, Legion M became one of the very first companies to launch a fundraising campaign under Regulation Crowdfunding promulgated under the JOBS Act. Ninety days later, the financing round ended oversubscribed with over $1.3 million of subscriptions for a round that was legally capped at $1 million.

In March 2017, we launched a fundraising campaign under Regulation A+ promulgated under the JOBS Act. In August 2017, we made our follow-on offering under Regulation Crowdfunding to include investors who couldn't invest under Regulation A due to state securities laws. As of April 30, 2018, we raised over $2 million from those two campaigns. We're making this follow-on Offering under Regulation Crowdfunding to grow the company's business and include investors who can't invest under Regulation A due to state securities laws.

To achieve our goal of one million shareholders, we'll need to complete many successive rounds of funding.

Use of Proceeds

Proceeds from this Offering will be used to fund Legion M's entertainment projects, marketing efforts and operational expenses. See "Use of Proceeds to Issuer" section of this Offering Memorandum.

Risks

Legion M is a startup. We were incorporated in March 2016 and are still in an early stage of development. While we have started seeing some early revenues from our projects and our Legion M branded storefront, we are still not close to profitability and many of our projects may not provide a return on investment for 12-18 months or longer. Investing in Legion M's shares involves a high degree of risk (see "Risk Factors"). As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include those set forth below:

- This is a brand new company;
- What we're doing has never been done before;
- Our auditor has issued a "going concern" opinion;
- We plan to raise significantly more money and future fundraising rounds could result in a "cram down;"
- Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market;
- Entertainment projects can be risky and often budgets run over;
- You may not like our projects;
- Even if one of our projects is successful, it is likely to take a long time for us to realize profits;
- Our business relies heavily on third parties for production and monetization of entertainment content;
- We depend on a small management team and may need to hire more people to be successful;
- We may not be able to protect all our intellectual property;
- Our officers control the Company and we currently have no independent directors;
- The Offering price has been arbitrarily set by Legion M;
- We have a large shareholder base which will likely grow even larger over time;
- Equity crowdfunding is new;
- There is no current market for Legion M shares
- Cryptocurrency and the ICO wave could muddy the market; and
- Competitors could overtake our momentum.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

This is a very young company.

Legion M was incorporated in March 2016. It is a company that is still ramping up with few customers, growing but still limited revenue from entertainment projects, merchandise and event sales. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Legion M was incorporated in March 2016. As of the December 31, 2017 date of our last financial statements, we have started to grow revenues ($415,372 including $198,000 uncollected debt), but we are still not close to profitability. We have sustained a net loss of $1,922,699 in the period ended December 31, 2017, and have an accumulated deficit of $3,195,321 as of December 31, 2017. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we've succeeded in raising over $3,000,000 to date, our ongoing operational expenses are now approximately $125,000 per month excluding extra ordinary spending related to projects. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high profile advisors may change their minds and terminate their relationships with the company.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the Company and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this Offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The Offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $8.32 per share (see "How We Determined the Offering Price in this Offering"). Valuations for companies at Legion M's stage are purely speculative. We have started seeing some early revenues from our projects and our Legion M branded storefront, but we are still not close to profitability and many of our projects may not provide a return on investment for 12-18 months or longer. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowdfunding and Regulation A Offerings, we currently have over 6,500 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others.

Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares.

The securities being sold in this Offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. Shares of our Class A Common Stock may eventually be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Cryptocurrency and the ICO wave could muddy the market.

To date, Legion M has focused fundraising efforts purely on the new provisions enabled by the JOBS Act. We feel this is a conservative approach given some of the volatility and uncertainty with ICOs, but it could turn out to be overly conservative and result in Legion M missing out on a large wave of investment and/or being passed up by a competitor riding the ICO wave.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

WHAT IT MEANS TO BE A MINORITY HOLDER

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders, Paul Scanlan and Jeff Annison. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class A Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing their money, time and energy at below market rates (i.e. sweat equity) and risking their money, reputations, and careers on behalf of the company. Occasionally we also grant equity interests to our Creative Alliance partners and other partners in exchange for their knowledge, insight, connections and contributions to the company. When we seek cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than our founders, early employees, or Creative Alliance partners for their restricted stock grants, option and warrant grants. In addition, the price of this round is higher than our prior financings, which means that the cash value of your equity stake is diluted because each share of the Common Stock is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

Our Share Price Over Time

To help illustrate the dilution you face as an investor we'd like to explain how our current shareholders acquired their stock and the price they paid for it. The shareholders of Legion M can be broken into the following groups:

Founders/Founding Grant Holders. When Legion M was formed, the founding stock of the company was allocated amongst the two cofounders, early employees, consultants, advisors and our creative allies at close to zero cost.

Shortly after founding, some additional grants for stock options were issued to employees, consultants and advisors at a strike price of $0.01 per share and one warrant for 27,000 shares was issued to a creative partner at a strike price $0.01 per share.

Note that most of the stock/options/warrants issued to this group of shareholders (including the restricted stock owned by our two co-founders) vest over 4 years.

Pre-Seed Investors (Discounted Note). In order to fund startup expenses and launch our initial Regulation Crowdfunding round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock at $4.90 per share in August 2016 upon closing of our Reg. CF round of financing. When you factor in the interest earned by these notes, these investors paid an average of $4.82 per share of Class B Common Stock. Closer to the timing of our Reg. CF round, we received an additional $76,000 of investment in the form of convertible promissory notes. These notes also converted into Class B Common Stock in August 2016, but at $7.00 per share, the same per share Offering price of the Class A Common Stock used in the Reg. CF financing round.

Seed Investors (Reg. CF/D). On May 16, 2016, Legion M launched a Regulation Crowdfunding fundraising campaign. The campaign lasted for 3 months. Investors in this round were assured of a successful raise because their subscription was placed in escrow, and would only be released if Legion M achieved a minimum threshold of $500,000 in subscription. This campaign exceeded our funding goal—after 3 months the round ended oversubscribed with over $1.3 million subscriptions for a round that was legally capped at $1 million. In order to accommodate the extra demand, Legion M allowed accredited investors to invest in our shares of Class A Common Stock in a private placement pursuant to Reg. D exemption to make more room in the Reg. CF round for non-accredited investors. Legion M ultimately closed with $999,999 investment in the Reg CF round and $193,522 in the Reg D round at the price of $7.00 per share of Class A Common Stock.

Angel Investors. In March 2017, we launched a fundraising campaign under Regulation A+ promulgated under the JOBS Act. In August 2017, we made our follow-on offering under Regulation Crowdfunding to include investors who couldn't invest under Regulation A due to state securities laws. As of April 30, 2018, we raised over $2 million from those two campaigns.

Post Seed Option Grant Holders. As Legion M grows, we issue stock option grants to key employees, advisors, and partners. Shortly after the Reg. CF and Reg. D financing rounds closed, the company issued option grants for 160,772 shares of Class A Common Stock at the strike price of $7.00 per share. As of April 30, 2018, Legion M issued an additional 91,970 options or warrants at the strike price of $7.47 per share.

Dilution for New Investors

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock (in this Offering) and the as adjusted net tangible book value per share of our capital stock after this Offering. Our net tangible book value as of December 31, 2017 was $711,046, or $0.32 per share of outstanding common stock. Net tangible book value is calculated as tangible assets less tangible liabilities. Without giving effect to any changes in the net tangible book value other than the sale of the maximum number of shares sold for cash in this Offering at the price of $8.32 per share, and deducting an offering expense of $31,000, our pro forma net tangible book value as of December 31, 2017 was $1,641,934 or $0.66 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our shares in this Offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $0.34 per share of capital stock to our earlier investors and an immediate dilution of $7.66 per share of common stock to the new investors.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from this Offering. We currently estimate that, at a per share price of $8.32, the net proceeds from the sale of the 108,400 shares of Class A Common Stock will be approximately $852,794 after deducting the estimated offering expenses of approximately $49,094. None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

The following table breaks down the use of proceeds into three different categories under various funding scenarios:

	$99,840 Raise			$500K Raise			
Total Money Raised	$	99,840	100%	$	500,000	100%	$
Offering Related expenses	$	8,992	9%	$	29,000	6%	$
Operating Expenses	$	90,848	91%	$	251,000	50%	$
Marketing Expenses	$	-	0%	$	60,000	12%	$
Entertainment Projects	$	-	0%	$	160,000	32%	$

Operating Expenses

These are the funds required to support our Legion M team and monthly operating expenses. It includes employees' salaries and benefits, compensation to contractors, expenses related to public relations, travel, legal and accounting, insurance and technology.

These funds directly support:
· Internal development of entertainment projects;

· Business development with entertainment partners;

· Growing, managing, and leveraging our Legion of fans;

· Development and sales of merchandise;

· Fundraising; and

· General overhead and administrative costs.

As of April 30, 2018, our monthly burn rate for operating expenses is approximately $125,000 per month. This amount may go up or down based on the amount of money raised. The burn rate does not include expenses that are related to projects (of which those expenses are variable and related to the size of the project) nor does it include expenses related to promoting the current round of funding.

Marketing

Growing the Legion is one of our top priorities (see "The Company's Business — Growing the Legion). Accordingly, we plan to allocate up to 12% of the funds raised in the combined offerings to marketing efforts intended to grow the Legion and build value for the Legion M brand. It's worth noting that many of our projects also serve as excellent marketing vehicles for the company, and that we have been successful in structuring our relationships with projects in such a way that the investments we make in films like *Colossal* and *Bad Samaritan* work both as an investment with potential ROI, but also as a marketing tool for the Legion. The same was true for our "Celebrating Stan Lee" event, which garnered an estimated 11 million media impressions, while also serving as an investment.

Entertainment Project Development

This is to fund external costs of developing our entertainment projects. This includes expenses such as producing a television pilot, co-financing a movie, creating a virtual reality experience, optioning rights to a book, paying screenwriters to write a script, etc.

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

THE COMPANY'S BUSINESS

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (Disney, Sony, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered in dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and virtual reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors with established fanbases to the importance of sequels, reboots and IPs with established fanbases.

Content is king in the entertainment industry, but the fans are the kingmakers. We believe that having an established fanbase has, and always will be, immensely valuable.

The Power of One Million Fans

We founded Legion M because we saw a once-in-a-lifetime opportunity. Fans hold great power in the entertainment industry. We buy the tickets, pay the subscriptions, and decide what to watch. Individually, each of us is just a consumer, but when we band together, we have incredible power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

When a fan invests in Legion M, they become a shareholder of the company. That means they have a financial stake in the success of Legion M and all our projects. This isn't new—people have had the chance to invest in public companies like Disney and Sony for decades. What's new is that Legion M is the first entertainment company in history (to our knowledge) designed from the ground up to be owned by a large group of FANS rather than venture capitalists or Wall Street investors.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become EMOTIONALLY invested in our projects. We recruit our investors at places like comic cons and film festivals where fans travel from all over the world, devoting significant amounts of their time and money to be a part of a community that celebrates media. These fans are not only more likely to watch the movies and shows they are invested in -- they are also more likely to share them on social media, bring out their friends and families, cosplay as the characters, and go out of their way to support each project. We believe a company owned by fans has a unique ability to create the sort of authentic, grass roots buzz that most companies would kill for, but money can't buy!

In addition, we believe a Legion of invested shareholders can provide value in other ways:

- We have a legion of scouts motivated to help us find and identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;
- We have a built-in focus group that can provide feedback to help us evaluate content/ideas and make market decisions;
- We have a source of energy, enthusiasm and excitement that can help propel both our projects and our company forward; and
- We have a deep pool for crowdsourcing ideas and tasks, and many talented individuals willing to volunteer their time, energy, and expertise to help their company succeed.

Our long-term goal is to unite one million fans as shareholders of our company. In fact, our logo – the M with a bar over it – is the Roman numeral for one million. If we're successful, we'll have hundreds of millions of dollars to develop projects that have a million fans standing behind them. We believe that could make us one of the most influential companies in Hollywood.

Current Size of the Legion

On May 16th 2016, Legion M was the first company in history to launch an equity crowdfunding round under Regulation CF of the JOBS Act. This round finished oversubscribed, and we ended up raising $1.2 million from over 3,100+ investors through a combination of Regulation CF and Regulation D. In 2017 we opened a second equity crowdfunding round under Regulation A and Regulation CF. This time we raised over $2 million from an additional 4,000+ investments.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free as a MEMBER of Legion M. We do this for several reasons, including the fact that we want to give people the opportunity to "get to know" us before they invest (especially because we don't always have an equity crowdfunding round open). We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company whose power comes from the size and strength of our community, we welcome free members with open arms. The exact size of our community is difficult to pinpoint and constantly changing, but as of this writing (April 2018) we estimate it to be 30,000 – 35,000 people.

Even though our community is still relatively new, we've already experienced many examples where it has contributed to our business success, not the least of which is the level of projects we've been able to get involved in. In comparison with other media and entertainment companies, Legion M is an extremely small company with budgets that are almost non-existent by Hollywood's standards. That said, the fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business, including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more.

In addition, we've witnessed the power of the Legion in many other ways:

- In April of 2017, we hosted over 40 local meetups to support the opening of *Colossal*. As of this writing (April 2018) we are in preparations to have over 100 local meetups – all organized by Legion volunteers – for the movie *Bad Samaritan*.
- In July of 2017, we united thousands of fans around the world – led by members of the Legion M community – to present Stan Lee with an Imprint Ceremony at the TCL Chinese Theatre in Hollywood.
- We have an expansive Legion M only forum that was built and is managed entirely by Legion M volunteers.
- We have countless examples of Legion M volunteers stepping in to help at local events like Comic Cons, Film Festivals, etc. In 2016, we staffed our "Pitch Elevator" booth at Stan Lee's Los Angeles Comic Con with over 25 Legion M volunteers.
- The Legion M community played the critical role of network executive and focus group by helping us winnow down over 400 pitches (totaling more than 10 hours of footage) to the top 33 finalists for our Pitch Elevator competition.

The idea of creating an entertainment company built from the ground up to be owned by fans wasn't possible prior to the JOBS Act. As such, what we're doing has never been done before. There's always a great deal of risk when trying something new – particularly something as ambitious as Legion M. We expect that the challenges of building and maintaining a large, engaged community will be difficult, and will change over time. And while we are still extremely early in the development in our company, so far we have been blown away by the power and value it represents. It is impossible to know what the future holds, but we are as excited as ever by the prospects of Legion M.

How We Determined the Offering Price in this Offering

For this Offering, we set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows.

In August 2016, we closed one of the most successful financing rounds in the history of Regulation CF. Selling our Class A Common Stock at $7.00 per share, our Reg. CF financing round was oversubscribed with over $1.2 million in commitments from over 3,000 investors. Approximately $200,000 of the $1.2 million was committed within the first month of our fundraising campaign, $300,000 in the second month and $800,000 in the last month indicating strong growth in demand and validating the basis of the valuation our management had set in May 2016.

In September 2017, we closed a successful Regulation A funding round, as well as a partial Regulation Crowdfunding round limited to just 4 states, where we raised over $2M, selling our Class A Common Stock at $7.47 per share.

In addition to having two record-breaking rounds of finance, Legion M has made other strides since September 2017:

- The Legion has grown to nearly 6,500 investors and more than 30,000 free members;
- As of April 30, 2018, we had a Facebook group with over XX members that are a daily testament to the vibrancy of our community;
- Thousands of Legion M members have demonstrated the strength of the Legion M community by organizing and attending local meetups in their areas, donating their time to help with Legion M projects, putting Legion M stickers on their cars, securing personalized "LEGION M" license plates, and in one case even tattooing the Legion M logo on their body!
- We've continued adding multiple high caliber advisors to our advisory board including Leonard Maltin, Larry Gleason, and Doug Hansen;
- We've continued to have brisk sales in the Legion M store that has generated nearly ????? over the past year
- We continue to have strong public relations traction with positive news articles, including an in-depth profile of Legion M in Good Magazine, Film School Rejects, and Forbes;
- The Legion M community has been doubling every 6-12 months, and we continue to gain traction with fan members and investors through our projects and events, such as the Stan Lee Celebration and our Sundance Live Lounge;
- In early 2017, we invested in production financing for the horror anthology feature film THE FIELD GUIDE TO EVIL, which went into pre- production on March 31, 2017. The film had its world premiere at the South By Southwest 2018 Film Festival, and is currently being represented by CAA for distribution. Legion M is working directly with the film's producers to create activations and opportunities for our investors and members to engage with this project, including the filming of two Facebook Live interviews with the filmmakers in March of 2018. We expect the film to release in late 2018.
- In 2017 we invested in production financing of the feature film MANDY, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. Soon after completion of production, the film was accepted into the 2018 Sundance Film Festival, where it opened the midnight section on Friday night (a prestigious night) and ended up being one of the best-reviewed films of the festival with 100% positive critical reviews on Rotten Tomatoes. Legion M partnered with SpectreVision, Umedia, and XYZ Films to finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson's final works before his death in 2018. The movie was picked up for distribution in the United States by RLJ films and is expected have a theatrical release in the fall of 2018. Additionally, based on the significant buzz from Sundance, the film has sold out all foreign territories.
- In Feb 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc., forging an innovative P&A-like (print & advertisement) investment for the release of their feature film BAD SAMARITAN starring David Tennant and Robert Sheehan, which just released wide on over 2,000 screens in North America on May 4, 2018 with strong word-of-mouth and support from Legion M;

We also looked at our long-term fundraising goal (1 million shareholders in the Legion) and the likely funding scenarios that would allow us to achieve that. Finally, we considered our strategy, which is to keep the Offering price as low as reasonably possible for new investors so we can maximize company growth and long-term engagement of our investors. After reviewing all these factors and discussing with our third party advisors, we arrived at a per share price of $8.32.

Board of Advisors

There are many ways to make money in Hollywood. And twice as many ways to lose it. But before we get into the specifics of our business plan, we'd like to make an important point. While we are a fan-owned company, we are not a fan-run company. It's not a democracy where everybody votes on everything. That's because while we believe that our fan community is an extremely powerful resource for helping evaluate the ART of media and entertainment, the BUSINESS of media and entertainment is extremely complex, nuanced, and often confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount
- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the company behind ROBOT CHICKEN, SUPERMANSION, and BUDDY THUNDERSTRUCK
- Scott Landsman, Senior Vice President of Comedy Development at Sony TV
- Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and CEO of Meltdown, Inc.
- Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers
- Lisa Taback, PR Expert, CEO of LTLA
- Kerry O'Quinn, creator of Starlog and Fangoria magazine
- Tim League, Founder and CEO of Alamo Drafthouse Cinema, Neon Rated, Fantastic Fest
- Adam Rymer, President of Legendary Digital Networks
- Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media
- Michael Arrieta, Business Development Expert, founder of Big Air Studios and former Sony Executive
- Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin's Movie Guide.
- Christian Parkes, Marketing Expert, Neon Rated, Former CMO Alamo Drafthouse Cinemas, Co-Founder Beyond Fest
- Andrew Cosby, Co-founder of Boom! Studios, Eureka writer and showrunner, Hellboy screenwriter
- Yuka Kobayashi, former Director of POW Entertainment

Principal Products and Services

Legion M is still in its early stage of development. It is not currently profitable and we do not expect to make a profit for several years.

Legion M partners with creators -- from independent filmmakers to big Hollywood studios -- to produce movies, TV shows, VR experiences, transmedia content, events and more. We provide development support, financial backing, marketing muscle and, most importantly, fan engagement and monetization.

We're using proven entertainment industry business models and adding a twist that gives us a competitive advantage. We believe that getting fans involved in projects makes our projects more likely to succeed when they come to market.

The range of products and businesses that Legion M can impact is quite large and is likely to evolve over time. At this stage in our development, our primary focus includes:

- Feature films, including *Colossal*, *Bad Samaritan*, *Field Guide to Evil*, and *Mandy*
- Television and digital content, including "Airship Cowboys," "Malice," "Evermor," and "Pitch Elevator"
- Virtual Reality, including "ICONS: Face to Face"
- Transmedia content, including comic books and games

- Events, including "Celebrating Stan Lee"

Each of these categories of projects include multiple business models and ways for Legion M to potentially make money. Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature films vs. virtual reality) and risk (i.e. high risk early stage projects vs. lower risk late stage projects).

How We Plan To Make Money

We plan to develop and produce movies, television shows, virtual reality experiences, transmedia content and events. Our plan is to partner with proven creators to create content, and use established and emerging distribution channels to monetize it. Our goal is to have a diversified slate of projects that can generate revenue from one or more of the following activities:

Developing, licensing and distributing our content into the entertainment ecosystem

We plan to accomplish this by partnering with existing studios, networks and distributors on the development, financing, production and distribution of content. We plan to use established business models currently used in the entertainment industry. Revenue streams can come from multiple sources in the form of production fees and bonuses, revenue share, royalty participation, merchandising, ancillary market development and sales, distribution, licensing and format fees, and contingent compensation, just to name a few. We plan to work with established Hollywood players across an array of genres to create a diversified slate of projects to minimize the risk of over-concentration in any one genre or medium. We expect some projects to be internally developed and others to be externally acquired, and projects are expected to be in all different stages of development - from the acquisition of underlying intellectual property to participation in the distribution of a finished feature film.

Offering content directly to consumers via iTunes, App Stores and other platforms

These digital platforms acquire content in all stages of development, from script to finished product. Commitments from such platforms can help us secure financing, talent and possible ancillary market revenue streams. We plan to market our content to all such platforms, thereby offering our content directly to consumers.

Offering brand integrations and sponsorships

To help defray the cost of our content production and events, we plan to identify organic brand integration and product placement for our content, and seek advertising/sponsorship partners for the production and distribution of our shows. For example, we might work with a brand to integrate their product into our content or event, or custom develop content to the brand's specification in exchange for a fee. We might also work directly with one or more sponsors who pay us to develop content that is released for free to consumers on a portal that includes advertisements from the sponsor(s).

Offering content, merchandise, events and experiences that are sold directly to consumers via our website

Having a Legion of fans emotionally and financially invested in Legion M creates unique opportunities for us to develop products and events that are sold directly to fans on our website. As our Legion grows, we believe our ability to market and sell content, merchandise, and experiences directly to consumers via our website will grow as well.

Hosting fan-oriented events

The company's mission is to open the gates to Hollywood and give fans a voice and a presence at the table. We plan to host events for our members, investors and fans that make good on this promise, whether it's an imprint ceremony at the TCL Chinese Theatre IMAX or a VIP member lounge at Sundance. In addition to selling sponsorships for these events, we can also sell tickets and related merchandise.

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise that money directly from fans. Our long-term goal is to have 1 million shareholders, which would provide hundreds of millions of dollars for the development of projects. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential company in Hollywood.

Employees

We currently have 5 full time employees, 3 part-time employees, and a variety of independent contractors we use on an as-needed basis.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are Legion M's competitors in that we are all competing to develop entertainment for consumers. However, collaboration is common in the entertainment industry, so we also view most of these companies as potential partners.

It is early days for companies that are building businesses using equity crowdfunding. We are aware of a number of different creators who have used equity crowdfunding to raise (or attempt to raise) money for an individual project. We are also aware of at least one European company that has announced it is planning to use equity crowdfunding to develop a production slate. In analyzing the competitive landscape of equity crowdfunding an entertainment company, we'd be remiss if we didn't also analyze the cryptocurrency market in entertainment. We are aware of a couple of late 2017 announcements regarding cryptocurrency-based film financing slates. That said, we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time we expect that to change—particularly if we are successful with Legion M.

Intellectual Property

We've filed a trademark application for our company's name Legion M, which has been approved but not yet issued.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $33,000. Operating mostly virtually, Legion M currently uses office space within our Creative Alliance Partners' offices in Los Angeles and has virtual conference room space in Century City, CA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Legion M was incorporated on March 4, 2016 in Delaware. Our mission is to grow a Legion of fans that are financially and emotionally invested in our success, and use that community to fund, develop, market and monetize entertainment content. We are in early stages of development. Our activities since inception have consisted primarily of business formation, fundraising, growing the Legion of fans, forming creative alliances, building an advisory board, internally developing entertainment projects, sourcing external entertainment projects, and preparing for this Offering.

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes an audit of those statements.

2017 Operating Results

Our revenues for the twelve months ended December 31, 2017 ("Fiscal 2017") were $415,372, representing an approximately 1700% increase over the revenues from March 4, 2016 (inception) to December 31, 2016 ("Fiscal

2016") of $23,096. Our revenue in Fiscal 2017 came from projects (the "Celebrating Stan Lee" event and Colossal), and Legion M merchandise and event sales.

Note that Fiscal 2017 Revenue of $415,372 includes $198,000 that has been invoiced by Legion M and that has not yet been collected. This is owed to Legion M from two different (but related) sponsors of the "Celebrating Stan Lee" Event. In both cases, Legion M has fulfilled our contractual obligations and the sponsor has paid some but not all the money owed. We are still in active discussions with each sponsor, and each has stated their intention to pay, but both have missed previous committed deadlines and are over 180 days late. As a result, the Company has recorded expense on our Income Statement in the amount of $198,000 which is listed under the category "Bad Debt." We continue to explore all available methods (including legal action) to recover this money, but believe that it's in the best interest of our shareholders and potential investors for us to take a conservative approach in accounting for this revenue.

Cost of net revenue for Fiscal 2017 and Fiscal 2016 were $257,156 and $16,684, respectively. In Fiscal 2017 our cost of net revenue comprised expenses related to our "Celebrating Stan Lee" event, Colossal project and the cost of goods sold for other Legion M merchandise and events. In 2016, cost of goods sold was related to merchandise sales only. Accordingly, we had a gross profit of $158,216 for Fiscal 2017 compared to gross profit of $6,412 for Fiscal 2016.

For Fiscal 2017, operating expenses were $2,080,859 representing an 91% increase over our Fiscal 2016 expenses of $1,085,791. This increase is partly a result of a difference in reporting time period (the company was incorporated in March of 2016, and thus did not have a full year of expenses in Fiscal 2016), as well as some increases in overhead and project spending. Our expenses in 2017 consisted primarily of general and administrative, marketing, labor, professional services, and spending on Legion M projects, all of which are described in further detail below.

Legion M is following GAAP standards for capitalizing costs on projects where we expect a financial return over time. As of December 31, 2017, we had four projects ("ICONS", *Field Guide to Evil, Mandy*, and "Pitch Elevator") on our balance sheet as "Investments" representing $303,791. We did not have capitalized projects in Fiscal 2016, so there is no number to compare this to.

These capitalized projects represent the "bets we still have on the table." It's impossible to predict with certainty what the financial return of each project will be. For example, the return on a feature film isn't known until the film is released, and is dependent upon the success of the film. The return on a TV project is dependent upon the series being sold. As Hollywood is a hit driven business, the returns on any given project are wildly variable. In accordance with GAAP standards (see note 3) the amount carried on the balance sheet reflects our best estimate based on the information we have available, but the final value could vary dramatically.

In Fiscal 2017, Legion M had a second round of equity crowdfunding under Regulation A and Regulation Crowdfunding under the Securities Act. We raised a total of $2,038,339 to continue funding the company's operations. Note that due to the timing of closing activities with our funding platform (see note 5), $74,691 of the funds from these investments were not received until 2018.

As a result of the foregoing factors as well as other expenses our net loss for Fiscal 2017 was $1,922,699, a 51% increase over the partial period loss of $1,272,622 in Fiscal 2016.

Through the first four months of 2018, the Company has continued operations and investments in productions. As of April 30, 2018, we have over $175,000 of available cash. Merchandise related revenue has exceeded $35,000. Costs, including investments in new productions, have totaled $560,000. These numbers have not been audited.

Financial Effect of Legion M Projects

Due to business sensitivities in our industry and confidentiality requirements of our partners, we do not release financial information for individual projects. However, these numbers in aggregate strongly influence the gross profit/loss on our Income Statement as well as the "Investment Asset" line on our Balance Sheet. In Fiscal 2017, we completed two projects – *Colossal* and our "Celebrating Stan Lee" event. *Colossal* was a late-stage P&A investment in an already completed feature film, whereas "Celebrating Stan Lee" was an event that was financed and produced entirely by the company. Both projects are described in further detail elsewhere in this section.

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. a proportion of cost of salaries for staff working on the project) spent on them.

It's important to note that at this stage in our development, the financial investments we make in projects are relatively small compared to the amount of time we spend on them. However, it's also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example (1):

> Legion M makes a P&A (Print and Advertising in industry language) investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we've invested $115,000 in the project.

> The film is released and provides Legion M a 15% ROI on our 100K investment. When the final numbers are tallied, we invested $115K and received $115K in return, making the project break-even.

While the example above is both fictional and vastly simplified, it is representative of a type of deal that Legion M engages in today. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

- We expect the amount of money we invest in projects to grow, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we'd invested $1 million in the film instead of $100K and spent the same amount of money on time, travel, legal, etc. we'd end up with $130K in net profit instead of break-even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in films, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

- As a new company with very little money to invest and very little track record to show what we're capable of, our negotiating strength is currently at its lowest. As we increase the size of the Legion, demonstrate its power, and grow our capital reserves, we expect our negotiating position to strengthen over time, allowing us to negotiate increasingly favorable terms.

Just as you wouldn't judge an automotive company based on the profitability of the first few cars coming off the assembly line, we believe the best way to evaluate Legion M's first projects is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate to investors and partners what a fan-owned company is capable of. The work we do on these projects help us grow the Legion and level up to larger projects in the future. In the two short years we've been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them.

Operating Expenses

Our operating expenses consist of general administrative expenses, marketing, payroll, professional services and travel and entertainment. Payroll, our compensation to employees and contractors, is the largest component of our operating expenses and was $1,122,022 for Fiscal 2017 and $642,511 for Fiscal 2016. As of December 31, 2017, we had five full-time employees, three part-time employees and a variety of contractors (used on an as-needed basis).

Marketing was our next largest expense. Our marketing expense for Fiscal 2017 was $510,359 compared with $240,228 for the partial period Fiscal 2016. Our marketing is focused on generating awareness of Legion M, growing our community, marketing our financing rounds, and building the Legion M brand. This expense varies greatly from month to month. For example, during our previous equity crowdfunding campaigns we used online advertising to market the fundraising opportunity. We have also produced Legion M events and activations at comic cons and film festivals that have costs associated with them (although whenever possible we work with sponsors to offset or cover these costs). In addition, some of the money we spend marketing Legion M projects (e.g. *Colossal,* "Celebrating Stan Lee") creates additional marketing and exposure for Legion M.

Our remaining operating expenses included: professional services ($96,877 for Fiscal 2017 and $89,645 for Fiscal 2016); travel and entertainment ($97,676 for Fiscal 2017 and $86,357 for Fiscal 2016); and general and administrative expenses ($46,581 for Fiscal 2017 and $21,047 for Fiscal 2016).

Operating Philosophy

In conjunction with the numbers in our financials, we thought it might be useful to explain how we think about our business. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the "costs of doing business"—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don't have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or crash on friend's couches whenever possible to save on travel costs. We want to spend every dollar we can on things that grow the value of the company.

Growing the Legion

At this point in the company's development, we believe that growing the size of our community is the single biggest way for us to increase the value of our company. That's because the strength, power, and value of our company depends on the size and strength of our community.

We've already seen this in effect. In comparison with other media and entertainment companies, Legion M is an extremely small company with budgets that are almost non-existent by Hollywood's standards. That said, the fact that we are owned by fans has opened the doors for us to work with some of the biggest names in the business including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more. The larger and stronger the Legion is, the more money we'll have to invest, and the more power we'll have to move the needle on the projects we get involved in.

Everything we do – from the projects we invest in to the activations we do at comic-cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

Project Expenses

This is the core of our business—the financing and monetization of entertainment projects. To date, this includes external projects (*Colossal, Mandy, Field Guide to Evil,* and *Bad Samaritan)* and internal projects ("ICONS: Face To Face," "Pitch Elevator"), as well as other large projects like our "Celebrating Stan Lee" Event.

At this point in the company's development, we see each project as a stepping stone to help us grow the Legion and establish Legion M in the industry. As described above (see Financial Effects of Legion M Projects), the amount of money we're able to invest in our early projects is relatively small, which means that much of the value we receive comes from the strategic value each project provides. We see these early projects as prototypes that allow us to better understand the opportunities and challenges of a company owned by fans.

Internal and Business Development

This is the equivalent of "R&D"—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

- Creating and cultivating relationships with partners who may have projects we're interested in, or might be interested in our projects

- Negotiating partnerships

- Reading and evaluating scripts and project proposals

- Developing internal ideas (e.g. brainstorming, writing treatments, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners

- Pitching projects to potential buyers and/or financiers

Our goal is to keep overhead and operating expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

- As we grow, we may add additional staff to execute our business plan. We currently have one open position for a social media manager, and we expect to have more as the Company matures.

- We currently use office space within our Creative Alliance Partners' offices in Los Angeles and are paying a monthly fee for conference room space in Century City, CA. As we continue to grow, we may need to acquire more dedicated office space, which will in turn increase our monthly fixed costs.

- Compensation for Legion M's three top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the Company matures we plan to increase executive pay closer to market levels.

Our Projects

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Development costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company' financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of December 31, 2017, we have invested in numerous different projects as follows:

- ICONS: Face To Face, a VR Interview Series

- Pitch Elevator, a Digital Series

- "Celebrating Stan Lee" Event

- Three Feature Film/TV Series Co-Financing Projects:

  - Colossal

  - Field Guide to Evil

  - Mandy

- Seven Feature Film/TV Series Development Projects

ICONS: FACE TO FACE

ICONS: Face to Face is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. Unfortunately, Joan died in the summer of 2017, and Legion M owns what we believe to be her last interview – and likely her only virtual reality interview. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee's Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan's home where the interview took place.

We've hired experienced virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS's *My Brother's Keeper*) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization. We expect this footage will provide value for generations to come.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with *Pitch Elevator*.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. We are pitching the project to potential partners to turn the idea into a digital special, series or TV show.

During Fiscal 2017, we developed the Pitch Elevator concept as a digital series and worked on packaging and pitching the project for potential distribution on digital platforms.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, Comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a "Tony Stark House Party" at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100k people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

Thanks to brisk ticket sales and strong sponsor support, the after party generated more than enough revenue to pay for its direct costs and helped subsidize the costs of the imprint ceremony. We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

FEATURE FILM/TV SERIES CO-FINANCING

While our development fund is not yet large enough to fully finance a feature film or television project, the prospect of having Legion M co-finance a project has proven appealing to many potential partners. We are in discussions with several partners about having Legion M participate in projects that are already in development, in production, or already completed. As of December 31, 2017, Legion M has participated in three such projects:

- In early 2017, we participated in the theatrical release and marketing of the feature film COLOSSAL starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the print and advertising (P&A) for the platform release which began on April 7, 2017. As part of the release of COLOSSAL in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film's box office performance. We also produced and sold *Colossal* merchandise in the Legion M store;

- In early 2017, we invested in production financing for the horror anthology feature film THE FIELD GUIDE TO EVIL, which is went into pre- production on March 31, 2017. The film had its world premiere at South By Southwest 2018 Film Festival, and is currently being represented by CAA for distribution. Legion M is working directly with the film's producers to create activations and opportunities for our investors and members to engage with this project, including filming two Facebook Live interviews with the filmmakers in March of 2018. We expect the film to release in late 2018; and

- In 2017 we invested in production financing of the feature film MANDY, directed by Panos Cosmatos and starting Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival with 100% positive critical reviews on Rotten Tomatoes. Legion M partnered with SpectreVision, Umedia, and XYZ Films to finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson's final works before his death in 2018. The movie was picked up for distribution by RLJ films and is expected have a theatrical release in 2018.

- In 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc., forging an innovative P&A-like (print & advertisement) investment for the release of their feature film BAD SAMARITAN starring David Tennant and Robert Sheehan, which is releasing wide on over 2,000 screens in North America on May 4, 2018 with strong word-of-mouth;

FEATURE FILM/TV SERIES DEVELOPMENT

As of April 30, 2018, Legion M has approximately seven different projects in early stage development, including the unscripted television series "Stunt Team: Drive" and "Upside," as well as three narrative television projects ("Airship Cowboys," "Malice," and "Evermore") that were publicly announced in March of 2018. Our development projects consist of either original concepts that we have created or existing IPs with which we are negotiating or have secured a partnership. Our goal is to develop these ideas and sell them to a studio, production, or distribution partner.

Liquidity and Capital Resources

As of April 30, 2018, the Company had over $270,000 in cash. We do not currently have any loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood.

That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had two successful rounds of equity crowdfunding so far, and are planning more in the future, including this Offering. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Trend Information

General Industry Trends

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (e.g. Disney, Sony, etc.), it is an extremely complex and competitive industry that with stakeholders ranging from content creators and studios to networks and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered in dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That's because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. We believe that by building a company owned by fans we're creating a strategic advantage resilient to changes in technology and consumer behavior and building a company that can stand the test of time.

Company Trends and Activities

The following section contains a discussion of some, but not all, of our planned activities in the coming months. There's no guarantee that we'll follow this plan, or be able to execute it successfully. As a startup, our plan is constantly changing and evolving as we react to current opportunities and market conditions. That said, the activities below may be useful to you in understanding our current thinking. *Growing the Legion/Fundraising*

At this point in the company's development, we believe that growing the size of our community is the single biggest way for us to increase the value of our company. That's because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. As of this writing (April 2018), we are evaluating our next round of equity crowdfunding. It's likely we may have one or more additional rounds of equity crowdfunding later in the year. We're also considering the prospect of bringing in a round of strategic investors who can increase our capital reserves and help us find and fund new projects.

Since we're a relatively new company, marketing and public relations are extremely important tools for us to grow the Legion. In general, we plan to spend up to 20% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

- Online advertising;
- Attending and/or exhibiting at conventions and film festivals;

- Community events (i.e. Meetups);
- Creating and encouraging viral sharing opportunities for our members;
- Public relations, including speaking on panels and creating bylines for publication;
- Sponsoring of events/activities; and
- Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc) that enable members of our Legion of fans to help spread the word.

Our marketing costs fluctuate heavily based on business conditions. If a particular method of marketing is successful (meaning that it is effective at growing the Legion) we can turn it up. If it's not effective, we can turn it down or even shut it off completely.

It's worth noting that many of our projects also serve as excellent marketing vehicles for the company. For example, the work we do promoting films like *Colossal* and *Bad Samaritan* results in significant exposure for Legion M. The same is true for our "Celebrating Stan Lee" event, which garnered an estimated 11 million media impressions.

Project Development

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. Our budgets are still typically measured in tens or hundreds of thousands of dollars, but in general, we've seen an upward trend in our budgets as the company has grown in size and capital resources. We hope that trend will continue.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature films, vs. TV vs. virtual reality) and risk (i.e. high risk early stage projects vs. lower risk late stage projects). The range of projects on Legion M's slate is quite large, and is likely to evolve over time. As of this writing (April 2018), our current activities include:

Developing and Producing Legion M's own Entertainment Projects

We have several entertainment projects currently in development/production that we hope to monetize in the coming years. These include our "ICONS: Face To Face" virtual reality interview series with Stan Lee, our "Pitch Elevator" digital series, our "Airship Cowboys," "Malice," "Stunt Team: Drive," and "Evermor" TV projects, and other television, movie and virtual reality projects that have not yet been announced. In addition, we also may produce future events like our Stan Lee Handprint Ceremony.

Co-Producing/Investing In External Entertainment Projects

We have developed relationships with several partners that may allow us to co-produce or invest in their entertainment projects. Examples of such projects include the feature films *Colossal, Field Guide to Evil* and *Mandy*. Our ability to partner on these types of projects will be heavily dependent upon how much money we raise for our project development fund.

Business Development

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors' members and potential marketing partners.

Harnessing the Power of the Community

One of Legion M's foremost assets is our community of investors and members. We've seen firsthand how the talents and time of our most enthusiastic investors can be used to contribute to the success of THEIR company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power.

RECENT OFFERINGS OF SECURITIES

Since it began its operations in 2016, the Company has engaged in the following offerings of securities:

- In April and May of 2016, the Company sold $418,324 in convertible notes pursuant to Rule 506(b) of Regulation D. The Company used the proceeds from that offering for general operations.
- In August 2016, the Company sold 142,857 shares of Class A Common Stock under Regulation CF for a total of $999,999. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- In August 2016, the Company sold 27,646 shares of Class A Common Stock pursuant to Rule 506(c) of Regulation D for a total of $193,522. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- From March 2017 through September 2017 the Company sold 251,049 shares of Class A Common Stock under Regulation A for a total of $1,875,336.03. This includes shares that were issued in 2018. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- From July 2017 through September 2017, the Company sold 22,482 shares of Class A Common Stock under Regulation CF for a total of $167,940.54. This includes shares that were issued in 2018. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's executive officers and directors are as follows;

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	48	Appointed to indefinite term of office. March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	46	Appointed to indefinite term of office. March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	45	Appointed to indefinite term of office. Term starting Nov. 15, 2017	Full-time

Directors:

Paul Scanlan	Director		48	Appointed to indefinite term of office. March 4, 2016
Jeff Annison	Director		46	Appointed to indefinite term of office. March 4, 2016
Terri Lubaroff	Director		45	Appointed to indefinite term of office November 15, 2017.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016 Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was upped to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote. Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, "Small Screen, Big Picture." Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University's School of Law.

BENEFICIAL OWNERSHIP

As of April 30, 2018, Mr. Scanlan's 464,100 shares of Class B Common Stock and 113 shares of Class A Common Stock is approximately 40.4% of the voting power in the Company and Mr. Annison's 379,675 shares of Class B Common Stock and 14 shares of Class A Common Stock is approximately 33.0% of the voting power in the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Prior to our formation, development activities commenced and certain startup expenses were incurred. To fund startup expenses such as salaries, marketing and exhibition expenses at the 2016 Silicon Valley Comic Convention, we took out a $200,000 promissory note on November 30, 2015 from Underground Labs, Inc., a third party related to us via mutual ownership by Messrs. Scanlan and Annison. The money loaned by Underground Labs to Legion M came from a third party individual investor who loaned the money to Underground Labs specifically to fund Legion M's startup expenses. That money was held in its own account and used exclusively to pay startup expenses on behalf of Legion M. On March 31, 2016, we issued a Convertible Note payable in the amount of $203,342 to this investor in repayment of such funds provided by Underground Labs, and Underground Labs turned over to Legion M all the money remaining in the account along with a full accounting of money that had been spent. The original promissory note owed to Underground Labs was paid in full and cancelled, and the agreement between Underground Labs and Legion M was terminated.

Pursuant to terms of the convertible note for the third party investor, interest accrued at simple interest of 5% per annum; and as of August 14, 2016, the note was converted into 42,265 shares of our Class B Common Stock at $4.90 per share, a 30% discount of the per share price of the Class A Common Stock sold at our Reg. CF financing round which closed on that same day.

On May 11, 2016, in connection with a vehicle purchase (1959 Cadillac), we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016. The unpaid principal and accrued interest remains payable in monthly installments of $2,809.95 until March 17, 2017.

SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this Offering.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $100. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Regulation A Offering Statement dated March 10, 2017.

Class A Common Stock

Voting Rights.

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Class B Common Stock

Voting Rights.

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

Liquidation Rights.

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights.

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are opening this Regulation CF as our next round of investment in our journey to unite one million fans into our vibrant engaged community.

We are offering a maximum of 108,400 shares of Class A Common Stock on a "best efforts" basis.

The cash price per share of Class A Common Stock is initially set at $8.32.

The minimum investment is $99,840. If we are unable to raise at least $99,840, all investments held in escrow will be returned to investors.

Wefunder has agreed to host this Offering of our Class A Common Stock on its online platform. Prospective investors may subscribe for our shares in this offering only through the Wefunder website.

In oversubscriptions, we will prioritize investments by reservation holders and by individuals who may not able to invest in future offerings.

If the company raises more than the maximum offering amount in this offering, it may conduct an offering for Class A Common Stock under Regulation D for subscribers who are accredited investors. The cash price per share in that offering will be the same as this offering.

Transfer Agent and Registrar

Carta, 195 Page Mill Road, Suite 01, Palo Alto, CA 94306 is the transfer agent and registrar for Legion M's common stock.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

Our annual reports are posted on our website at https://legionm.com/investorrelations within 120 days after the end of each fiscal year.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this Offering may be found at: https://wefunder.com/legionm/
WEFUNDER PROCESS:

DELIVERY & CANCELLATIONS

How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be emailed a pdf version of the Investment Agreement signed by the Investor and the Company, as well as a confirmation of the commitment. This information will also be available on the Investor's "My Investments" screen on the wefunder.com website.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 480 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:

https://legionm.com/investorrelations

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.